Exhibit 99.1

News Release

July 31, 2017

Turquoise Hill announces financial results and review of

operations for the second quarter of 2017

Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2017. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved an All Injury Frequency Rate of 0.27 per 200,000 hours worked for the six months ended June 30, 2017.

•	During Q2’17, underground lateral development, sinking of Shafts 2 and 5 and the convey-to-surface decline system all continued to progress.

•	Underground lateral development made good progress during Q2’17 with approximately 1.4 equivalent kilometres completed.

•	Shaft 5 sinking progressed approximately 190 metres during Q2’17 with sinking rates increasing significantly beyond those seen in Q1’17.

•	During Q2’17, Oyu Tolgoi spent $184.7 million on underground expansion with total 2017 project spend of $547.9 million at the end of the second quarter.

•	Q2’17 revenue of $203.7 million decreased 14.2% over Q1’17 reflecting lower concentrate sales and lower copper prices.

•	In Q2’17, the Company recorded net income attributable to owners of Turquoise Hill of $23.8 million or $0.01 per share.

•	Cash generated from operating activities before interest and taxes in Q2’17 was $51.5 million.

•	Oyu Tolgoi’s Q2’17 production results were as planned and were impacted by a scheduled five-day concentrator maintenance shutdown.

•	In Q2’17, material mined increased 3.5% over Q1’17 while grades for the quarter were flat compared to Q1’17.

•	Copper and gold production for Q2’17 was essentially in-line with Q1’17 production despite the planned maintenance shutdown.

•	During June 2017, Oyu Tolgoi shipped its three millionth tonne of concentrate.

•	For Q2’17, Oyu Tolgoi’s cost of sales was $2.30 per pound of copper sold; C1 cash costs were $1.92 per pound of copper produced and all-in sustaining costs were $2.27 per pound of copper produced[1].

•	Operating cash costs[1] for Q2’17 were $163.6 million, a decrease of 2.9 % over Q1’17.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2017 were approximately $1.4 billion.

[1]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

FINANCIAL RESULTS

In Q2’17, the Company recorded net income attributable to owners of Turquoise Hill of $23.8 million ($0.01 per share) compared with net income attributable to owners of Turquoise Hill of $29.8 ($0.01 per share) in Q2’16, a decrease of $6.0 million as the result of lower copper prices and lower gold sales, partly offset by adjustments to recognize additional deferred tax assets. Cost of sales for Q2’17 was $188.9 million compared with $237.1 million in Q2’16 reflecting lower volumes of concentrates sold, partly offset by an increased cost of production due to grade reductions. Cash generated from operating activities before interest and taxes in Q2’17 was $51.5 million compared with $161.6 million in Q2’16, mainly reflecting the impact of lower production and lower volumes of gold in concentrates sold. Capital expenditure on property, plant and equipment was $205.2 million on a cash basis in Q2’17 compared to $53.3 million in Q2’16, attributed principally to underground and a lesser amount for open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2017 were approximately $1.4 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This is expected to continue through 2017 with softer ores from the Central zone and eventually the Hugo North Lift 1 block cave.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 300% between 2017 and 2025 when Hugo North Lift 1 reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

Underground development progress

The main focus of underground development programs during Q2’17 continued to be underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during the quarter. The Company continues to expect production from the first draw bell in mid-2020 and sustainable first production in 2021.

Oyu Tolgoi spent $184.7 million on underground expansion during Q2’17. As of June 30, 2017, total underground project spend since January 1, 2016 was $547.9 million. In addition, Oyu Tolgoi had further capital commitments2 of $1.1 billion as of June 30, 2017.

During Q2’17, underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development, a total of 4.0 equivalent kilometres of lateral development has been completed.

[2]	Please refer to the NON-GAAP MEASURES section of the press release for further information.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

During Q2’17, work at the 1,202 metre level of Shaft 2 was completed. At the end of Q2’17, sinking of the shaft was at 1,220 metres and will continue until the next level at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018.

Shaft 5 sinking progressed approximately 190 metres during Q2’17. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. During Q2’17, sinking rates increased significantly beyond those seen in Q1’17. The Company expects consistent sinking rates for the balance of 2017. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

The following table outlines the status of shafts for underground development as of June 30, 2017.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2017	Expected 2018	Expected 2021	Expected 2021
Remaining	Complete	~65 metres	~520 metres	Not started	Not started

Supporting infrastructure progressed during Q2’17 with camp construction activities continuing. The new development crusher and dewatering system were installed and are undergoing commissioning, which will enable additional development crews in the second half of 2017.

During Q2’17, development of the convey-to-surface decline continued to progress. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Q2’17 operational performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.27 per 200,000 hours worked for the six months ended June 30, 2017.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key financial metrics for Q2’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	1H 2016	1H 2017	Full Year 2016

Revenue	422.7	329.7	226.3	224.6	237.5	203.7	752.4	441.1	1,203.3
Concentrates sold (‘000 tonnes)	213.1	227.4	206.2	181.9	190.2	182.0	440.5	372.2	828.6
Revenue by metals in concentrates
Copper	202.0	207.9	174.2	178.5	196.6	173.7	409.9	370.3	762.6
Gold	216.2	115.1	45.8	42.8	37.5	26.6	331.3	64.1	419.9
Silver	4.5	6.7	6.3	3.3	3.4	3.3	11.2	6.7	20.8
Cost of sales	207.9	237.1	232.5	184.3	194.4	188.9	445.0	383.2	861.8
Production and delivery costs	125.9	141.2	134.3	112.5	120.7	117.7	267.1	238.4	513.9
Depreciation and depletion	82.0	95.9	88.5	79.5	78.3	75.0	177.9	153.3	345.9
Capital expenditure on cash basis	55.9	53.3	74.4	142.7	147.9	205.2	109.2	353.0	326.3
Underground	22.6	36.5	46.7	121.0	136.4	184.7	59.1	321.1	226.8
Open pit(2)	33.3	16.8	27.7	21.7	11.5	20.5	50.1	32.0	99.5
Royalties	22.7	18.5	13.9	13.0	14.3	12.5	41.2	26.9	68.1
Operating cash costs(3)(4)	196.6	215.5	187.8	175.4	168.4	163.6	412.1	332.0	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	1.84	1.98	2.31	2.22	2.23	2.30	1.91	2.26	2.07
C1 (per pound of copper produced)(3)(4)	0.06	1.12	1.56	1.57	1.85	1.92	0.56	1.89	1.02
All-in sustaining (per pound of copper produced)(3)(4)	0.66	1.55	2.00	1.90	2.15	2.27	1.08	2.21	1.48

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $203.7 million in Q2’17 decreased 14.2% over Q1’17 reflecting lower concentrate sales and lower copper prices.

Q2’17 cost of sales was $188.9 million compared to $194.4 million in Q1’17 reflecting lower volumes of concentrates sold.

Capital expenditure on a cash basis for Q2’17 was $205.2 million compared to $147.9 million in Q1’17, comprising amounts attributed to the underground project and open pit activities of $184.7 million and $20.5 million respectively. Open-pit capital expenditure includes deferred stripping of $11.3 million and tailings storage facility spending of $3.8 million.

Total operating cash costs3 at Oyu Tolgoi were $163.6 million in Q2’17 compared to $168.4 million in Q1’17 driven by lower volumes of concentrates produced. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.30 per pound of copper sold in Q2’17, compared with $2.23 per pound of copper sold in Q1’17.

Oyu Tolgoi’s C1 cash costs3 in Q2’17 were $1.92 per pound of copper produced, an increase from $1.85 per pound of copper produced in Q1’17, mainly due to lower gold sales revenues.

All-in sustaining costs3 in Q2’17 were $2.27 per pound of copper produced, compared with $2.15 per pound of copper produced in Q1’17, with key drivers being the same as for C1 cash costs per pound of copper produced, in addition to an increase in sustaining capital.

[3]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key operational metrics for Q2’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	1H 2016	1H 2017	Full Year 2016

Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	25,193	45,582	49,527	96,938
Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	9,637	19,187	19,724	38,152
Average mill head grades:
Copper (%)	0.70	0.64	0.66	0.61	0.51	0.51	0.67	0.51	0.65
Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.16	0.48	0.15	0.36
Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.38	1.92	1.34	1.83
Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	171.0	436.6	347.0	846.6
Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	21.8	25.0	21.7	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	37.2	109.2	75.3	201.3
Gold (‘000 ounces)	144	70	37	49	25	24	213	49	300
Silver (‘000 ounces)	395	391	361	273	215	236	786	450	1,420
Sales of metals in concentrates:
Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	37.3	105.7	76.7	188.9
Gold (‘000 ounces)	175	95	38	39	32	23	270	55	347
Silver (‘000 ounces)	305	395	341	239	205	222	700	427	1,280
Metal recovery (%)
Copper	85.6	83.3	78.0	76.6	74.9	74.6	84.5	74.7	81.0
Gold	72.2	69.3	62.0	63.4	48.8	47.7	71.2	48.3	68.5
Silver	66.4	65.9	61.7	57.2	51.8	53.9	66.2	52.9	63.1

Oyu Tolgoi’s second quarter production results were as planned. Ore treated in the quarter was impacted by a scheduled five-day concentrator maintenance shutdown in May, which was successfully completed. In Q2’17, material mined increased 3.5% over Q1’17 while grades for the quarter were flat compared to Q1’17. Copper and gold production for Q2’17 was essentially in-line with Q1’17 production despite the planned maintenance shutdown. Sales of copper in Q2’17 decreased 5.6% over Q1’17 due to lower concentrate volumes during the quarter. Gold sales in Q2’17 decreased 28.1% over Q1’17 due to sales in Q1’17 including some higher-grade concentrate from Q4’16. During June 2017, Oyu Tolgoi shipped its three millionth tonne of concentrate.

Operational outlook

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will continue to be processed during the year.

New power purchase agreement

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement takes effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

With the signing of the Southern Regional Power Sector Cooperation Agreement in August 2014, the Government of Mongolia and Oyu Tolgoi agreed to work together to source bridging power from IMPIC until a permanent domestic power source could be finalized. After approximately two years of collaborative work, the joint negotiation team from the Government and Oyu Tolgoi have secured this bridging power arrangement.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of June 30, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.4 billion, including accrued interest of $0.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2017, the cumulative amount of such funding was $0.8 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.3 billion.

CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 23, 2017 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 12, 2017.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2017	March 31, 2017	June 30, 2017	June 30, 2016
Cost of sales	188,857	194,379	383,236	445,043
Cost of sales: $/lb of copper sold	2.30	2.23	2.26	1.91
Depreciation and depletion	(75,010)	(78,288)	(153,298)	(177,856)
Provision against carrying value of copper-gold concentrate	3,807	4,655	8,462	-
Change in inventory	(9,397)	(4,168)	(13,565)	(18,307)
Other operating expenses	35,638	40,657	76,295	167,331
Less:
- Reversal (impairment / write-down of inventory)	13,908	6,154	20,062	(21,908)
- Depreciation	(829)	(1,030)	(1,859)	(3,801)
Management services payment to Turquoise Hill	6,615	6,083	12,698	21,559

Operating cash costs	163,589	168,442	332,031	412,061
Operating cash costs: $/lb of copper produced	1.99	2.01	2.00	1.71
Adjustments to operating cash costs(1)	24,134	27,970	52,104	65,531
Less: Gold and silver revenues	(29,924)	(40,937)	(70,861)	(342,520)

C1 costs ($‘000)	157,799	155,475	313,274	135,072

C1 costs: $/lb of copper produced	1.92	1.85	1.89	0.56

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,662	4,492	10,154	8,659
Asset retirement expense	1,467	1,676	3,143	2,920
Royalty expenses	12,547	14,349	26,896	41,196
Non-current stockpile and stores write-down (reversal)	(13,908)	(6,154)	(20,062)	21,908
Other expenses	1,855	(627)	1,228	2,884
Sustaining cash capital including deferred stripping	20,337	11,675	32,012	47,438

All-in sustaining costs ($‘000)	185,759	180,886	366,645	260,078

All-in sustaining costs: $/lb of copper produced	2.27	2.15	2.21	1.08

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustaining of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2017	December 31, 2016
Inventories (current)	$237,629	$260,668
Trade and other receivables	23,892	42,557
Trade and other payables:
- trade payables and accrued liabilities	(277,031)	(196,716)
- payable to related parties	(45,128)	(37,248)
Consolidated working capital	$(60,638)	$69,261

Contractual obligations

Section 9 of the MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at June 30, 2017 to the financial statements and notes is provided below.

	Purchase obligations	Operating leases	Finance leases	Decommissioning obligations
Commitments (MD&A)	$1,061,664	$679,595	$12,738	$260,841
Cancellable obligations	(863,845)	(167,384)	–	–
(net of exit costs)
Accrued capital expenditure	(125,667)	–	–	–
Discounting and other adjustments	–	–	–	(139,147)
Financial statement amount	$72,152	$512,211	$12,738	$121,694

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Jun-30 2017	Mar-31 2017	Dec-31 2016	Sep-30 2016
Revenue
Copper-gold concentrate	$203.7	$237.5	$224.6	$226.3
Total revenue	$203.7	$237.5	$224.6	$226.3

Net income (loss) from continuing operations attributable to owners	$23.8	$41.0	$93.3	$(31.4)
Loss from discontinued operations attributable to owners	–	–	–	–
Net income (loss) attributable to owners of Turquoise Hill	$23.8	$41.0	$93.3	$(31.4)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.02	$0.05	$(0.02)
Discontinued operations	–	–	–	–
Total	$0.01	$0.02	$0.05	$(0.02)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.02	$0.05	$(0.02)
Discontinued operations	–	–	–	–
Total	$0.01	$0.02	$0.05	$(0.02)

	Quarter Ended
	Jun-30 2016	Mar-31 2016	Dec-31 2015	Sep-30 2015
Revenue
Copper-gold concentrate	$329.7	$422.7	$355.6	$431.7
Total revenue	$329.7	$422.7	$355.6	$431.7

Net income from continuing operations attributable to owners	$29.8	$118.9	$179.7	$44.0
Loss from discontinued operations attributable to owners	–	–	(8.7)	(22.8)
Net income attributable to owners of Turquoise Hill	$29.8	$118.9	$171.0	$21.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	–	–	–	(0.01)
Total	$0.01	$0.06	$0.09	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	–	–	–	(0.01)
Total	$0.01	$0.06	$0.09	$0.01

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

KEY STATISTICS1

	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	1H 2016	1H 2017	Full Year 2016
Operating results
Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	25,193	45,582	49,527	96,938
Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	9,637	19,187	19,724	38,152
Average mill head grades:
Copper (%)	0.70	0.64	0.66	0.61	0.51	0.51	0.67	0.51	0.65
Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.16	0.48	0.15	0.36
Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.38	1.92	1.34	1.83
Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	171.0	436.6	347.0	846.6
Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	21.8	25.0	21.7	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	37.2	109.2	75.3	201.3
Gold (‘000 ounces)	144	70	37	49	25	24	213	49	300
Silver (‘000 ounces)	395	391	361	273	215	236	786	450	1,420
Sales of metals in concentrates:
Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	37.3	105.7	76.7	188.9
Gold (‘000 ounces)	175	95	38	39	32	23	270	55	347
Silver (‘000 ounces)	305	395	341	239	205	222	700	427	1,280
Metal recovery (%)
Copper	85.6	83.3	78.0	76.6	74.9	74.6	84.5	74.7	81.0
Gold	72.2	69.3	62.0	63.4	48.8	47.7	71.2	48.3	68.5
Silver	66.4	65.9	61.7	57.2	51.8	53.9	66.2	52.9	63.1

Financial results ($ in millions, unless otherwise noted)
Revenue	422.7	329.7	226.3	224.6	237.5	203.7	752.4	441.1	1,203.3
Concentrates sold (‘000 tonnes)	213.1	227.4	206.2	181.9	190.2	182.0	440.5	372.2	828.6
Revenue by metals in concentrates
Copper	202.0	207.9	174.2	178.5	196.6	173.7	409.9	370.3	762.6
Gold	216.2	115.1	45.8	42.8	37.5	26.6	331.3	64.1	419.9
Silver	4.5	6.7	6.3	3.3	3.4	3.3	11.2	6.7	20.8
Operating cash flow	195.4	161.6	24.0	18.2	88.5	51.5	357.1	139.9	399.2
Cost of sales	207.9	237.1	232.5	184.3	194.4	188.9	445.0	383.2	861.8
Production and delivery costs	125.9	141.2	134.3	112.5	120.7	117.7	267.1	238.4	513.9
Depreciation and depletion	82.0	95.9	88.5	79.5	78.3	75.0	177.9	153.3	345.9
Capital expenditure on cash basis	55.9	53.3	74.4	142.7	147.9	205.2	109.2	353.0	326.3
Underground	22.6	36.5	46.7	121.0	136.4	184.7	59.1	321.1	226.8
Open pit (2)	33.3	16.8	27.7	21.7	11.5	20.5	50.1	32.0	99.5
Royalties	22.7	18.5	13.9	13.0	14.3	12.5	41.2	26.9	68.1
Operating cash costs(3)(4)	196.6	215.5	187.8	175.4	168.4	163.6	412.1	332.0	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	1.84	1.98	2.31	2.22	2.23	2.30	1.91	2.26	2.07
C1 (per pound of copper produced) (3)(4)	0.06	1.12	1.56	1.57	1.85	1.92	0.56	1.89	1.02
All-in sustaining (per pound of copper produced) (3)(4)	0.66	1.55	2.00	1.90	2.15	2.27	1.08	2.21	1.48

Financial position
Cash and cash equivalents ($’000,000)	1,482.2	1,478.5	1,436.5	1,417.8	1,386.3	1,378.5			1,417.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

Revenue	4	$203,668	$329,744	$441,134	$752,398
Cost of sales	5	(188,857)	(237,127)	(383,236)	(445,043)
Gross margin		14,811	92,617	57,898	307,355

Operating expenses	6	(35,638)	(90,454)	(76,295)	(167,331)
Corporate administration expenses		(5,662)	(4,095)	(10,154)	(8,659)
Other income (expenses)		2,051	(5,408)	1,314	(6,765)
Income (loss) before finance items and taxes		(24,438)	(7,340)	(27,237)	124,600

Finance items
Finance income	7	41,478	15,388	79,384	16,774
Finance costs	7	(41,195)	(25,500)	(85,003)	(27,343)
		283	(10,112)	(5,619)	(10,569)
Income (loss) from operations before taxes		(24,155)	(17,452)	(32,856)	114,031

Income and other taxes		23,760	(6,589)	62,177	(16,441)
Income (loss) for the period		$(395)	$(24,041)	$29,321	$97,590

Attributable to owners of Turquoise Hill Resources Ltd.		23,846	29,767	64,814	148,694
Attributable to owners of non-controlling interests		(24,241)	(53,808)	(35,493)	(51,104)
Income (loss) for the period		$(395)	$(24,041)	$29,321	$97,590

Basic and diluted earnings per share attributableto Turquoise Hill Resources Ltd.	19	$0.01	$0.01	$0.03	$0.07

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Income (loss) for the period	$(395)	$(24,041)	$29,321	$97,590

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 16)	(1,835)	(1,078)	839	(3,715)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 16)	-	379	(39)	2,112
Other comprehensive income (loss) for the period (a)	$(1,835)	$(699)	$800	$(1,603)

Total comprehensive income (loss) for the period	$(2,230)	$(24,740)	$30,121	$95,987

Attributable to owners of Turquoise Hill	$22,011	$29,068	$65,614	$147,091
Attributable to owners of non-controlling interests	(24,241)	(53,808)	(35,493)	(51,104)
Total comprehensive income (loss) for the period	$(2,230)	$(24,740)	$30,121	$95,987

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2017 (2016: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

Cash generated from operating activities before interest and tax	18	$51,464	$161,644	$139,944	$357,056

Interest received		14,336	2,052	26,674	3,394
Interest paid		(107,173)	(15,548)	(119,817)	(16,161)
Income and other taxes paid		(2,592)	(67,463)	(4,478)	(67,726)
Net cash generated from (used in) operating activities		(43,965)	80,685	42,323	276,563

Cash flows from investing activities
Receivable from related party: amounts deposited	20	-	(4,156,284)	-	(4,156,284)
Receivable from related party: amounts withdrawn	20	240,000	-	270,000	-
Expenditures on property, plant and equipment		(205,166)	(53,275)	(353,042)	(109,222)
Proceeds from sale and redemption of financial assets		-	1,623	63	4,056
Proceeds from sales of mineral property rights and other assets		-	1,000	-	2,800
Other investing cash flows		173	49	173	73
Cash generated from (used in) investing activities		35,007	(4,206,887)	(82,806)	(4,258,577)

Cash flows from financing activities
Net proceeds from project finance facility	13	3,082	4,274,321	3,082	4,274,321
Payment of project finance fees		(1,910)	(152,253)	(1,910)	(158,999)
Cash generated from financing activities		1,172	4,122,068	1,172	4,115,322

Effects of exchange rates on cash and cash equivalents		10	409	66	1,284
Net (decrease) increase in cash and cash equivalents		(7,776)	(3,725)	(39,245)	134,592

Cash and cash equivalents - beginning of period		$1,386,285	$1,482,195	$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,378,509	1,478,470	1,378,509	1,478,470
Cash and cash equivalents as presented on the balance sheets		$1,378,509	$1,478,470	$1,378,509	$1,478,470

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2017	December 31, 2016
Current assets
Cash and cash equivalents	8	$1,378,509	$1,417,754
Inventories	9	237,629	260,668
Trade and other receivables		23,892	42,557
Prepaid expenses and other assets		43,559	23,456
Receivable from related party	10	1,433,160	979,544
		3,116,749	2,723,979
Non-current assets
Property, plant and equipment	11	6,781,227	6,417,031
Inventories	9	47,381	20,783
Deferred income tax assets	14	367,918	296,399
Receivable from related party and other financial assets	10	2,287,189	3,002,019
		9,483,715	9,736,232
Total assets		$12,600,464	$12,460,211

Current liabilities
Trade and other payables	12	$341,025	$253,405
Deferred revenue		40,353	36,702
		381,378	290,107

Non-current liabilities
Borrowings and other financial liabilities	13	4,147,566	4,139,143
Deferred income tax liabilities	14	15,710	8,072
Decommissioning obligations	15	121,694	118,903
		4,284,970	4,266,118
Total liabilities		$4,666,348	$4,556,225

Equity
Share capital		11,432,122	11,432,122
Contributed surplus		1,557,922	1,557,913
Accumulated other comprehensive income (loss)	16	398	(402)
Deficit		(4,197,941)	(4,262,755)
Equity attributable to owners of Turquoise Hill		8,792,501	8,726,878
Attributable to non-controlling interests	17	(858,385)	(822,892)
Total equity		7,934,116	7,903,986

Total liabilities and equity		$12,600,464	$12,460,211

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Six Months Ended June 30, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note17)	Total equity
Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986
Income for the period	–	–	-	64,814	64,814	(35,493)	29,321
Other comprehensive income for the period	–	–	800	–	800	–	800
Employee share plans	–	9	-	–	9	–	9
Closing balance	$11,432,122	$1,557,922	$398	$(4,197,941)	$8,792,501	$(858,385)	$7,934,116

Six Months Ended June 30, 2016		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive loss (Note 16)	Deficit	Total	Non-controlling Interests (Note17)	Total equity
Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income for the period	–	–	–	148,694	148,694	(51,104)	97,590
Other comprehensive loss for the period	–	–	(1,603)	–	(1,603)	–	(1,603)
Closing balance	$11,432,122	$1,555,774	$(1,617)	$(4,324,666)	$8,661,613	$(770,013)	$7,891,600

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Forward-looking statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354 -200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com